Jackson Hewitt Tax Services

Statement of Cash Flows

January 1 - October 4, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	4,990.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$4,990.69**
FINANCING ACTIVITIES	
Opening balance equity	22,111.65
Owner draws	-853.45
Owner investments	-12,720.00
Net cash provided by financing activities	**$8,538.20**
NET CASH INCREASE FOR PERIOD	**$13,528.89**
CASH AT END OF PERIOD	**$13,528.89**